UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

[ ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-49807

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Washington Gas Light Company Savings Plan

___________________
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants of
Washington Gas Light Company Savings Plan

We have audited the accompanying statements of net assets available for benefits of Washington Gas Light Company Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Washington Gas Light Company Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Washington Gas Light Company Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for

Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Baltimore, Maryland
June 29, 2017

Washington Gas Light Company Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015

	2016	2015
Assets
Interest in Master Trust	$218,861,238	$198,663,172
Notes receivable from participants	2,511,299	2,391,862
Total Assets	221,372,536	201,055,034
Net Assets Available for Benefits	$221,372,536	$201,055,034

The accompanying notes are an integral part of these financial statements.

Washington Gas Light Company Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Investment Income:
Net investment income from the Master Trust	$18,285,483
Interest income on notes receivable from participants	105,959
Total investment income	18,391,442
Contributions:
Employee	7,543,730
Employer	5,683,115
Rollovers	903,212
Total contributions	14,130,057
Transfer in - from the Washington Gas Light Company Capital Appreciation Plan	492,937
Total additions	33,014,436
Deductions:
Benefits paid to participants	(12,443,642)
Administrative expenses	(253,292)
Total deductions	(12,696,934)
Net Increase in Net Assets Available for Benefits	20,317,502
Net Assets Available for Benefits:
Beginning of Year	201,055,034
End of Year	$221,372,536

The accompanying notes are an integral part of this financial statement.

December 31, 2016 and 2015

Note 1 - Description of the Savings Plan

The following description of the Washington Gas Light Company Savings Plan (“Plan” or “Savings Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.

General

The Plan is a defined contribution plan covering all management employees of Washington Gas Light Company (“Company” or “Plan Sponsor”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Washington Gas Light Company Savings Plan and Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan Trust (the "Master Trust") under an agreement between the Company and Great-West Trust Company, LLC (the "Trustee"). Great-West Financial Retirement Plan Services, LLC d/b/a Empower Retirement serves as recordkeeper (the “Recordkeeper”) of the Plan.    The Savings Plan is administered by the Senior Vice President - Shared Services and Chief HR Officer, and the Senior Vice President and Chief Financial Officer of the Company (together, the "Plan Administrator").

Contributions

The Savings Plan permits employees to contribute on both an after‑tax and pre‑tax basis. Under the pre-tax provision of the Savings Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to the Internal Revenue Service (“IRS”) limit of $18,000 in 2016 and 2015. The Company provides as a pre-tax matching contribution 100% of the first 4% of a participant's eligible compensation contributed. Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for 2016 and 2015 was $6,000. There is no employer match for catch-up contributions.

Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their eligible compensation.  The Company contributes as an after-tax matching contribution 100% of the first 3% of eligible compensation that an employee contributes.  The Plan also includes an after-tax provision for additional voluntary contributions,

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

up to 10% of base compensation on an after-tax basis, for which the Company provides no matching contribution.  Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation by making both basic and voluntary contributions. Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above.

In addition, employees may not contribute more than 75% of their total base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the Plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the IRC. There were no contributions in 2016.

Certain management employees are eligible to receive an Employer Supplemental Contribution ranging from 4% to 6% of base compensation, depending on years of service. These amounts are credited to the participant’s account each pay period.

Employees hired after January 1, 2001 are automatically enrolled in the Savings Plan within 40 days of employment at 4% of the employee’s pre-tax eligible compensation. The employee may opt-out of Plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.

The Savings Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.

Vesting

Participants are 100% vested at all times in the amounts credited to their accounts.

Participant Accounts

A separate account is maintained for each participant in the Savings Plan. Each participant’s account is properly adjusted for the participant’s contributions, the Company’s matching contribution, the Employer Supplemental Contribution if applicable, participant withdrawals, plan expenses, allocations of the Master Trust’s earnings or losses on investments and other investment income. The Recordkeeper maintains participant accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.

Investments

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in a default investment fund that is designated in the Plan document. The participant can transfer these contributions to another available Plan investment at any time. In November 2016, the Plan’s investment options were changed. Prior to the changes, the Plan offered funds managed by registered investment companies (including a large cap growth fund, an international value fund and a small/mid cap value fund), collective trust funds (including target date funds, a large cap blend fund, a large cap value fund, a fixed income fund, an international growth fund and a stable value fund), a separately managed account that invests in common stock of small/mid cap growth companies and common stock of WGL Holdings, Inc. as investment options for participants. Beginning in November 2016, the Plan offers the following investment options: collective trust funds (including target date funds, a large cap index fund, a Russell 2500 index fund, a small/mid cap growth fund, two international funds, a fixed income fund, and a stable value fund), and common stock of WGL Holdings, Inc., as investment options for participants.
In general, the Plan imposes a 25% limit on employee investments of new monies into the common stock of WGL Holdings, Inc., and limits transfers into this fund such that no more than 25% of a participant’s account balance will be invested in the common stock of WGL Holdings, Inc.

Distributions Upon Termination

When an employee terminates employment with the Company, the employee (or employee's beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date.  The employee (or employee's beneficiary) may elect to receive the distribution in either a lump-sum (if the account balance is $5,000 or less, the distribution payment will be made in a lump sum), or, if the termination is due to retirement, disability or death, annual payments not to exceed ten years, and they may postpone the commencement of benefit distribution to some later date as may be permitted by the required minimum distribution rules.

In‑Service Withdrawals

Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined in the Plan document) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined in the Plan document) or after attaining age 59-1/2. Former participants in the Washington Gas Energy Services 401(k) Plan and Trust are also permitted to make additional withdrawals at age 59-1/2 from amounts contributed before January 1, 2014.

Notes Receivable from Participants

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Employees may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up” and Company match contributions. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years, with the exception of loans for the purchase of the participant's principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account and new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as notes receivable from participants.

Amendment or Termination

The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

In conformity with GAAP, the Plan Administrator makes estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition

Investments held by the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of Plan investments.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net realized and unrealized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.

Management fees and operating expenses charged to the Master Trust for investments in registered investment companies and collective trusts are deducted from income earned on a daily basis, and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Distributions

Distributions are recorded when checks are drawn and delivered to participants.

Administrative Expenses

Except for those expenses the Employer may elect to pay, expenses incurred in administering the Plan shall be allocated on a per capita basis and deducted monthly, quarterly or periodically as determined by the Plan Administrator, from participants’ and beneficiaries’ individual accounts. Such administrative expenses shall include, but are not limited to, recordkeeping, auditing, annual reporting, legal and investment services. If applicable, transaction fee expenses associated with loans and distributions shall be deducted from participants’ accounts on a quarterly basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded (See Note 1).

Note 3 - Recent Accounting Pronouncements

Accounting Standards Adopted in the Current Plan Year

There were no newly adopted accounting standards in 2016.
Recently Issued Accounting Standards, Not Yet Adopted

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued, and to provide for related disclosures in the notes to the financial statements. The Plan will adopt this standard on January 1, 2017. We do not expect adoption of this standard to have a material effect on the financial statements.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This standard requires equity investments (with exceptions) to be measured at fair value (FV) with changes in FV recognized in net income, to use the exit price notion as to base FV disclosures for financial instruments not measured at FV, and to require a separate presentation of financial assets and financial liabilities grouped by measurement category and form. This standard is effective January 1, 2019. The Plan may consider early adoption; we are in the process of evaluating the impact the adoption of this standard will have on the financial statements.
In February 2017, the FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting. The standard requires employee benefit plans that have an interest in a master trust to present that interest and any change in the value of that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. In addition, the standard will require new detailed disclosures of the plan’s interest in the master trust. The standard is effective for January 1, 2019. The Plan may consider early adoption; we do not expect the adoption of this standard to have a material effect on the financial statements.

Note 4 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 26, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 - Master Trust

The Plan's investments are held in the Master Trust along with the Washington Gas Light Company Capital Appreciation Plan. As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was 69.24% and 68.78%, respectively.

The Plan’s ownership interest in the net assets of the Master Trust does not represent an undivided interest. The Master Trust's net assets are allocated among the two participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified and attributed to a participant account and those transactions (primarily net investment income, including realized and unrealized gains and losses) that are allocated to a participant’s account based upon a participant’s proportionate share of each fund held by the Master Trust.

The Master Trust is composed of 17 investment funds. Funds are allocated to the participating plans in accordance with the Plan provisions and participant allocation elections. The following table presents the fair value of the investments of the Master Trust as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Plan Interest %	Master Trust	Plan Interest %	Master Trust
Investments at fair value:
Registered investment companies		$—	67.1%	$75,526,083
Collective trust funds	71.6%	269,668,727	72.2%	162,761,603
Common stock of WGL Holdings, Inc.	55.7%	46,407,030	55.6%	40,686,728
Common stocks – other		—	79.5%	9,373,904
Interest-bearing cash	.4%	5,070	55.6%	8
Total Master Trust investments at fair value	69.2%	316,080,827	68.8%	288,348,326
Non-interest bearing cash		—		—
Due from broker and other receivables		—		541,430
Due to broker and other liabilities		—		(68,555)
Total net assets in Master Trust		$316,080,827		$288,821,201

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2016:

Net appreciation in fair value of investments	$15,568,901
Dividend and interest income	11,025,388
Net investment income	26,594,289
Administrative expenses	(493,224)
Net transfers	1,158,561
Increase in net assets	27,259,626
Net assets:
Beginning of year	288,821,201
End of year	$316,080,827

Note 6 - Fair Value Measurements

The fair value of financial assets and liabilities is measured in accordance with ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

•	Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Many fund managers provide their investors with a calculated NAV per share (or its equivalent) that can be used as a practical expedient to measure fair value if the investments do not have a readily determinable fair value and the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services - Investment Companies. In accordance with ASC

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Topic 820 Fair Value Measurement, certain investments held by the Master Trust that are measured at fair value using NAV per share as a practical expedient need not be classified in the fair value hierarchy. In 2015, Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) was implemented. These investments are disclosed as a reconciliation item to the investments classified within the hierarchy to the total fair value of the Master Trust's investments.

The following tables present the fair value of the investments in the Master Trust by general type and their level within the fair value hierarchy as of December 31, 2016 and 2015:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$—	$—	$—	$—
Common stock of WGL Holdings, Inc.	46,407,030	—	—	46,407,030
Common stocks – other	—	—	—	—
Interest-bearing cash	5,070	—	—	5,070
Total assets in the fair value hierarchy	46,412,100	—	—	46,412,100
Collective trust funds measured at NAV[1]		—	—	269,668,727
Investments at fair value	$46,412,100	$—	$—	$316,080,827

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$75,526,083	$—	$—	$75,526,083
Common stock of WGL Holdings, Inc.	40,686,728	—	—	40,686,728
Common stocks – other	9,373,904	—	—	9,373,904
Interest-bearing cash	8	—	—	8
Total assets in the fair value hierarchy	125,586,723	—	—	125,586,723
Collective trust funds measured at NAV[1]	—	—	—	162,761,603
Investments at fair value	$125,586,723	$—	$—	$288,348,326
1 In accordance with Subtopic 820-10, these investments are measured at fair value using NAV per share as a practical expedient and, therefore, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total Master Trust investments at fair value presented in Note 5.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies

The registered investment companies in which the Master Trust invests are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission and are valued at the daily NAV reported by the fund. These funds are required to publish their daily NAV and to transact at that price and, therefore, are deemed to be actively traded with readily determinable fair values.

Common stock

The fair value of common stock is based on quoted market prices as of the financial statement date.

Collective trust funds measured at NAV

Investments held by the Master Trust in collective trust funds are valued at NAV, which is used as a practical expedient to estimate fair value. The NAV is based upon the underlying net assets held by the fund which have been calculated in a manner consistent with ASC Topic 946. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to any of these funds in which the Master Trust invests. The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016, and 2015, respectively:

	December 31,
	2016	2015
Target date funds[1]	$52,259,784	$45,898,081
Large cap index fund[2]	110,284,644	31,157,668
Large cap value fund(2015)/Russell 2500 index (2016)[3]	3,468,725	20,497,089
Small mid cap growth fund[4]	15,616,796	--
International index fund[5]	9,508,199	--
International equity fund[6]	13,147,247	10,260,850
Stable value fund[7]	45,469,059	43,352,001
Fixed income fund[8]	19,914,273	11,595,914
Total	$269,668,727	$162,761,603

1 The target date funds have an investment objective to use asset allocation adjustments to meet the changing needs of investors as they reach retirement. The asset allocation becomes more conservative as an investor approaches retirement. There are no participant redemption

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

restrictions for these funds. However, withdrawal from these funds by the Plan requires a notice period of 60 days prior to the end of the calendar quarter.
2 The large cap index fund has an investment objective to approximate the risk and return characteristics of the S&P 500 Index over the long term. There are no participant redemption restrictions for this fund. Additionally, there are no restrictions or notice requirements for withdrawal from the fund.
3 The large cap value fund and Russell 2500 index fund have an investment objective to provide long-term capital appreciation, primarily through investing in a diversified portfolio of equity securities of U.S. companies. There are no participant redemption restrictions for this fund. However, withdrawal from this fund in excess of 20% of the Plan's investment requires a notice period of five business days; full redemption requires a thirty day notice.
4 The small mid cap growth fund has an investment objective to provide capital appreciation and strong long-term investment returns with limited risk. There are no participant redemption restrictions for this fund, however withdrawal requests require a ten Business Day notice period, while a complete withdrawal request requires a sixty Business Day notice period.
5 The international index fund has an investment objective to invest in a portfolio of assets whose performance is expected to match approximately the performance of the MSCI ACWI ex USA Index, which is a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging markets countries. There are no participant redemption restrictions for this fund and no restrictions or notice requirements for withdrawal from the Fund; full redemption requires a thirty day notice.
6 The international equity fund seeks capital appreciation through investments in foreign equity securities, including emerging market equity securities. There are no participant redemption restrictions for this fund. Withdrawals normally are distributed no later than the Business Day following receipt, but may take up to seven days to maintain fund liquidity or an additional thirty days if the Trustee determines that the early distribution may have an adverse affect on the fund.
7 The stable value fund seeks to provide investors with a moderate level of stable income without principal volatility. There are no participant redemption restrictions for this fund. However, withdrawal from this fund by the Plan requires a notice period of 12 months.
8 The fixed income fund seeks to outperform a benchmark, the Barclays U.S. Aggregate Bond Index, in a risk adjusted manner. There are no participant redemption restrictions for this fund. However, withdrawal from this fund in excess of 20% of the Plan's investment requires a notice period of five business days.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions, model-based valuation techniques or investment redemption restrictions may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan and Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2016, there were no transfers in or out of levels 1, 2 or 3.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 7 - Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8 - Related-Party Transactions
The Master Trust invests in common stock of the WGL Holdings, Inc., the parent company of the Plan Sponsor. Additionally, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. All of these transactions qualify as party-in-interest transactions and are exempt from the prohibited transactions rules.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	December 31
	2016	2015
Net assets available for benefits per financial statements	$221,372,536	$201,055,034
Less: Deemed distributions of notes receivable from participants	(38,167)	(3,703)
Total net assets available for benefits per Form 5500	$221,343,369	$201,051,331

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The following is a reconciliation of changes in net assets per the financial statements to Form 5500 for the year ended December 31, 2016:

Net increase in net assets per financial statements	$20,317,502
Change in deemed distribution of certain notes receivable from participants	(34,464)
Net income and net transfers per Form 5500	$20,283,038

Note 10 - Subsequent Events

The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2016 through the issuance of the financial statements. At a meeting held on May 9, 2016, the Authorized Officers of the Plan authorized the amendment of the Plan to add a designated Roth account to the Plan. The execution of this amendment is pending further analysis of system implementation changes required to add a designated Roth account. In January 2017, a potential acquisition of WGL Holdings Inc by AltaGas Ltd.was announced. Should this acquisition consummate, then the WGL Common stock investments will be liquidated at $88.25/share and participants will be able to replace these holdings with other investments.
There were no events identified requiring recognition or disclosure in the financial statements.

Washington Gas Light Company Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 53-0162882
Plan Number 003

As of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Varying maturities with interest rates ranging from 4.25% to 8.07%	**	$2,511,299

*	Denotes party-in-interest.
**	Historical cost data is not required to be presented, as investment is participant directed.

Washington Gas Light Company Savings Plan
Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

Date: July 03, 2017	/s/ Vincent L. Ammann
Vincent L. Ammann, Jr. (Plan Administrator)
Senior Vice President and Chief Financial Officer
Washington Gas Light Company

Date: July 03, 2017	/s/ Luanne S. Gutermuth
Luanne S. Gutermuth (Plan Administrator)
Senior Vice President, Shared Services and Chief HR Officer
Washington Gas Light Company